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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamershlag Sulzberger Borg Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 Avenue of the Americas, Rockefeller Center - 8th Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Cuccia (732) 713-9607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab & Company. CPA
(Name – *if individual, state last, first, middle name*)

100 E Sybelia Ave # 130, (Address) Maitland (City) FL (State) 32751 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
JUL 10 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Cuccia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamershlag Sulzberger Borg Capital Markets, Inc., as of December 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Gary Cuccia
Signature

Chief Executive Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANIEL REESE
MY COMMISSION # GG 095880
EXPIRES: April 19, 2021
Bonded Thru Notary Public Underwriters

State of Florida
County of Broward
Subscribed and sworn to (or affirmed) before me on this 9 day of July, 2019 by Gary John Cuccia proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Daniel Reese

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

For the Year Ended December 31, 2018

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Hamershlag Sulzberger Borg Capital Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hamershlag Sulzberger Borg Capital Markets, Inc. as of December 31, 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hamershlag Sulzberger Borg Capital Markets, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hamershlag Sulzberger Borg Capital Markets, Inc.'s management. Our responsibility is to express an opinion on Hamershlag Sulzberger Borg Capital Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hamershlag Sulzberger Borg Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I and II (see page numbers 9 and 10) have been subjected to audit procedures performed in conjunction with the audit of Hamershlag Sulzberger Borg Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of Hamershlag Sulzberger Borg Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Hamershlag Sulzberger Borg Capital Markets, Inc.'s auditor since 2018.

Maitland, Florida

July 9, 2019

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	378
Total Assets	$	378

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	26,872
Total Liabilities		26,872
STOCKHOLDERS' EQUITY		
Common stock, $0.01 par value, 25,000,000 shares authorized; 1,000,000 shares issued and outstanding		10,000
Additional paid-in capital		186,152
Retained Earnings		(222,646)
Total Stockholders' Equity		(26,494)
Total Liabilities and Stockholders' Equity	$	378

See accompanying notes to the financial statements

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

REVENUES	
Total Revenues	-
EXPENSES	
Rent & administration	2,421
Professional fees - accounting	11,271
Professional fees - legal	7,048
Regulatory fees & expenses	29,295
Office expense	358
Taxes	143
Total Expenses	50,536
NET INCOME	$ (50,536)

See accompanying notes to the financial statements

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the Year Ended December 31, 2018

	Common Stock				
	Number of Shares	Amount	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance December 31, 2017	2,600	$ 10,000	$ 99,963	$ (172,109)	$ (62,146)
Net income				(50,536)	(50,536)
Contribution			86,188		86,188
Balance December 31, 2018	2,600	$ 10,000	$ 186,151	$ (222,645)	$ (26,494)

See accompanying notes to the financial statements

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

OPERATING ACTIVITIES	
Net loss	$ (50,536)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in operating assets:	
Other assets	136
Decrease in operating liabilities:	
Accrued expenses and other liabilities	(46,017)
TOTAL ADJUSTMENTS	(45,881)
NET CASH USED BY OPERATING ACTIVITIES	(96,417)
FINANCING ACTIVITIES	
Member contributions	86,188
NET CASH USED BY FINANCING ACTIVITIES	86,188
NET INCREASE IN CASH	(10,229)
CASH - BEGINNING OF YEAR	10,607
CASH - END OF YEAR	$ 378

See accompanying notes to the financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations - HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC. (the Company) operates a floor brokerage business on the floor of the New York Stock Exchange, Inc. The Company is owned by Stephen Perciballi 75.1% and LMJ Holdings, Inc ("LMJ") 24.9%. The Company has been inactive for several years and currently is not conducting business.

Basis of accounting - The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers all money market accounts and highly liquid cash investments with a maturity date of three months or less to be cash equivalents.

Revenue Recognition – Revenues from whatever sources will be recognized in accordance with ASC 606 (see note 6).

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes – Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred tax balances. Deferred taxes are recognized for differences between book and tax timing of income and expense items. As of December 31, 2018, the Company had no deferred tax assets or liabilities portrayed on the financial statements.

Effective October 1, 2009, the Company was required to adopt the revised provisions of FASB ASC 740, relating to uncertain income tax positions. These standards require management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax return to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

In evaluating the Company's tax provisions and accruals, future taxable income and reversal of temporary differences, the Company believes the income tax positions taken for financial statement purposes are appropriate based on current facts and circumstances.

Federal and state income tax returns of the Company for the years ended December 31, 2014-2018 are subject to the examination by the related taxing authorities, generally for three years after they are filed.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies as of December 31, 2018.

NOTE 3 – LEASES

The Company has a month to month to operating lease agreement for office space. The lease is cancelable with one months' notice, The Company paid rental expense of $2,421 to lease office space for the year ended December 31,2018.

NOTE 4 – DEFERRED INCOME TAXES

As of December 31, 2018, the Company has approximately $83,652 net operating loss (NOL) carryforward for federal and state income tax purposes. The resulting net prior period losses are available for future years and expire through 2032. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The NOL increased by $50,536 for the year ended December 31, 2018.

Deferred tax assets:

Net operating loss carry forward	$ 83,652
Valuation allowance for net deferred assets	$ 83,652

As of December 31, 2018, the Company does not have any unrecognized tax benefits in its financial statements. During the year ended December 31, 2018, the company has not incurred any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after respective filing deadlines of those returns, therefore, the company's tax returns from 2016-2018 remain open for examination.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain a minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2018, the Company has negative net capital of $26,494, which in deficit exceeds its minimum of $5,000 by $31,494. Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2018 does not differ materially from the net capital computation contained in the firm's unaudited FOCUS Report IIA for the period ending December 31, 2018. Consequently, a reconciliation was not required and is therefore not including herein.

NOTE 6 – NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board and International Accounting Standards Board issued a new standard ASC 606 on revenue recognition in May 2014, which is effective January 1, 2018. The standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial

NOTE 6 – NEW ACCOUNTING PRONOUNCEMENTS (Continued)

statement comparability across various companies, aiming at recognizing revenue when the entity satisfied a certain performance obligation. In relation to financial broker dealers, trading commission revenue is deemed to be recognized as an ongoing obligation as of the trade date, which is the single performance obligation for both, trade execution and clearing services. Management of the Company has assessed the impact of the adoption of the new standard and can reasonably assure that the new standard has no effect on financial statements for past reporting periods.

In February 2016, the FASB issued ASU 2016-02 Leases - (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019.' Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

NOTE 7 – COMPANY CONDITIONS

The Company has a loss of $50,536 for the year ending December 31, 2018 and has received capital contributions from its stockholders for working capital. LMJ Holdings, Inc., one of the owners, has represented that LMJ intends to continue making capital contributions, as needed, to ensure the Company's continuing operations. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

The Company follows the guidance of FASB ASC topic 855, *Subsequent Events*. The Company has evaluated subsequent events through the date and time the financial statements were issued on July 9, 2019.

SUPPLEMENTARY INFORMATION

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC.
COMPUTATION OF NET CAPITAL DEFICENCY UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2018

Schedule I

Net Capital		
Total Stockholders' Equity	$	(26,494)
Deduct total non-allowable assets		-
Net capital before haircuts on securities		(26,494)
Haircuts on investment securities		-
Net Capital		(26,494)
Aggregated Indebtedness		
Accounts payable and accrued expenses		26,872
Total Aggregate Indebtedness		26,872
Computation of Basic Net Capital Requirement		
Minimum net capital required		5,000
Net Capital Deficiency	$	(31,494)
Percentage of aggregate indebtedness to net capital		
Reconciliation of Net Capital Computation under Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934:		
Net Capital Deficiency, as reported in Company's unaudited Part II of Form X-17A-	$	(31,493)
Percentage of aggregate indebtedness to net capital		-101.40%

Note: Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this audit report for the period ending December 31, 2018 does not differ materially from the net capital computation contained in the firm's unaudited FOCUS Report Part IIA for the period ending December 31, 2018. Consequently, a reconciliation was not required and is therefore not included herein.

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC.

EXEMPTION FROM THE COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2018

Schedule II

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Hamershlag Sulzberger Borg Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hamershlag Sulzberger Borg Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hamershlag Sulzberger Borg Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Hamershlag Sulzberger Borg Capital Markets, Inc. stated that Hamershlag Sulzberger Borg Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Hamershlag Sulzberger Borg Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hamershlag Sulzberger Borg Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

July 9, 2019

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC.

DECEMBER 31, 2018

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in paragraph k(2)(ii) of the Rule.

The Company has met the exemption provision in paragraph k(2)(ii) of Rule 15c3-3 throughout the year ended December 31, 2018 without exception.

Signature

Chief Executive Officer
Title